                          DEL GLOBAL TECHNOLOGIES CORP.
                                One Commerce Park
                            Valhalla, New York 10595

                                          March 12, 2004

VIA FEDEX AND EDGAR
-------------------

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                    Re:  Del Global Technologies Corp.
                         -----------------------------
                         Registration Statement on Form S-1
                         File No. 333-103148

Ladies and Gentlemen:

            Pursuant to Rule 477 under the  Securities  Act of 1933,  as amended
(the "Securities  Act"), Del Global  Technologies  Corp. (the "Company")  hereby respectfully requests the withdrawal of its registration  statement on Form S-1,
File No.  333-103148,  together with all  amendments  and exhibits  thereto (the
"Registration  Statement"),  covering  1,000,000 shares of common stock issuable upon exercise of warrants issued to certain  shareholders in connection with the settlement of a class action lawsuit (the "Securities"). No Securities have been or will be sold under the Registration Statement.

            The Company is requesting  withdrawal of the Registration  Statement because the Board of Directors  has  determined  that the Company is eligible to register  the  Securities  on Form S-3 and  intends  to file a Form S-3 with the
Securities  and Exchange  Commission  with respect to the  Securities at a later date.

            Accordingly, we request that an order granting the withdrawal of the
Registration Statement be issued by the Securities and Exchange Commission to my attention at the address set forth above.

            If you have any questions regarding this matter,  please contact the undersigned at (914) 686-3600 or Jeffrey Spindler, Esq. of Olshan Grundman Frome
Rosenzweig & Wolosky LLP at (212) 451-2300.

                                          Very truly yours,

                                          Del Global Technologies Corp.

                                          By:   /s/ Thomas V. Gilboy
                                                ------------------------
                                          Name: Thomas V. Gilboy
                                          Title:Chief Financial Officer

cc: Jeffrey Spindler